

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2011

Via E-mail
Gary O'Flynn
Goff Corp.
President and Chief Executive Officer
9 NOF Commercial Centre Industrial Park
Old Mallow Rd, Cork City, Ireland

> **Re: Goff Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-176509**

Dear Mr. O'Flynn:

We have reviewed the above-referenced filing and the related response letters dated October 11, 2011 and September 28, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to either our letter dated October 7, 2011 or our letter dated September 23, 2011.

Risk Factors

"We do not intend to register a class of securities under Section 12 of the Exchange Act, and as such, we will only be subject to limited reporting…," page 8

1. We refer to the revisions made in response to prior comment five of our September 23, 2011 comment letter. Please revise your document to discuss in greater specificity the limitations of your reporting obligations as a Section 15(d) registrant (e.g., limitations relating to the proxy rules, Section 16 short-swing profit provisions, beneficial ownership reporting, and the tender offer rules).

"If, at our next fiscal year end and at the conclusion of this offering, we have less than 300 record shareholders…," page 8

2. We note the revisions made in response to prior comment 6 of our September 23, 2011 comment letter. This risk factor disclosure in your revised document should clearly indicate that your duty to file under Section 15(d) of the Exchange Act shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the

securities of each class to which the registration statement relates are held of record by less than three hundred persons.

Security Ownership of Certain Beneficial Owners and Management, page 23

3.   We note that you have provided disclosure regarding the beneficial ownership of your securities as of the date of your unaudited financial statements (i.e., June 30, 2011). Please revise your document so as to provide this information as of the most recent practicable date. See Item 403(a) of Regulation S-K.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Lawrence W. Horwitz, Esq.
        Horwitz, Cron & Armstrong, LLP